Exhibit 99.(d)(x)

FORM OF

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this [15th day of May], 2015 between Lord, Abbett & Co. llc (“Lord Abbett”) and Lord Abbett Municipal Income Fund, Inc. (the “Company”) with respect to Lord Abbett Short Duration High Yield Municipal Bond Fund (“Short Duration High Yield Municipal Bond Fund).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Short Duration High Yield Municipal Bond Fund, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees and interest related expenses, to an annual rate of 0.55% for each class.

2.	This Agreement will be effective from [May 15, 2015 through January 31, 2017]. This Agreement may be terminated only by the Board of Directors of the Company upon written notice to Lord Abbett.

[Signatures follow on next page]

IN WITNESS WHEREOF, Lord Abbett and the Company have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Municipal Income Fund, Inc.

By:
Brooke A. Fapohunda
Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:
Lawrence H. Kaplan
Member and General Counsel
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